As filed with the Securities and Exchange Commission on December 12, 2014.

Registration No. 333-196096

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-effective Amendment No.     ☐

Post-effective Amendment No. 1 ☒

NexPoint Capital, Inc.

(Exact name of registrant as specified in charter)

300 Crescent Court

Suite 700

Dallas, Texas 75201

(Address and telephone number, including area code, of principal executive offices)

Brian Mitts

300 Crescent Court

Suite 700

Dallas, Texas 75201

(972) 628-4100

(Name and address of agent for service)

COPIES TO:

Allison M. Fumai Thomas J. Friedmann Dechert LLP 1095 Avenue of the Americas New York, NY 10036 Telephone: (212) 698-3500 Facsimile: (212) 698-3599	Lauren B. Prevost Heath D. Linsky Morris, Manning & Martin, LLP 1600 Atlanta Financial Center 3343 Peachtree Road, N.E. Atlanta, GA 30326 Telephone: (404) 233-7000 Facsimile: (404) 365-9532

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box.  ☒

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-196096) of NexPoint Capital, Inc. (as amended, the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibits (a)(3), (b)(3), (e) and (g)(2) to the Registration Statement. No changes have been made to the Registration Statement other than Item 25(2) of Part C. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the U.S. Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

NEXPOINT CAPITAL, INC.

PART C

Other Information

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

(1) Financial Statements

The following financial statements of NexPoint Capital, Inc. (the “Company” or the “Registrant”) are included in Part A of this Registration Statement.

NEXPOINT CAPITAL, INC.

(2) Exhibits

(a)(1)	Certificate of Formation (1)

(a)(2)	Certificate of Incorporation (2)

(a)(3)	Amended and Restated Certificate of Incorporation

(b)(1)	Amended and Restated Limited Liability Company Agreement (1)

(b)(2)	Bylaws (2)

(b)(3)	Amended and Restated Bylaws

(c)	Not applicable

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)

(e)	Distribution Reinvestment Plan

(f)	Not applicable

(g)(1)	Form of Investment Advisory Agreement between Registrant and NexPoint Advisors, L.P. (2)

(g)(2)	Amendment No. 1 to Investment Advisory Agreement between Registrant and NexPoint Advisors, L.P.

(h)(1)	Dealer Manager Agreement among Registrant, NexPoint Advisors, L.P. and Highland Capital Funds Distributor, Inc. (5)

(h)(2)	Form of Participating Broker–Dealer Agreement (Included as Exhibit A to the Dealer Manager Agreement)

(i)	Not applicable

(j)	Form of Custodian Agreement between the Registrant and State Street Bank and Trust Company (4)

(k)(1)	Form of Agency Agreement between Registrant and DST Systems, Inc. (4)

(k)(2)	Form of Administration Agreement between Registrant and NexPoint Advisors, L.P. (3)

(k)(3)	Subscription Agreement between Registrant and NexPoint Advisors, L.P. dated May 19, 2014 (2)

(k)(4)	Subscription Agreement between Registrant and NexPoint Advisors, L.P., dated June 10, 2014 (2)

(k)(5)	Form of Escrow Agreement (5)

(k)(6)	Form of Expense Limitation Agreement(2)

(l)	Opinion and Consent of Dechert LLP, special counsel for Registrant (3)

(m)	Not applicable

(n)	Independent Registered Public Accounting Firm Consent (5)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(1)	Code of Ethics of the Registrant (4)

(r)(2)	Code of Ethics of NexPoint Advisors, L.P. (2)

(1)	Previously filed as part of the Registrant’s Registration Statement on Form N-2 (File No. 333-196096) filed on May 20, 2014 and incorporated herein by reference.

(2)	Previously filed as part of the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-196096) filed on July 2, 2014 and incorporated herein by reference.

(3)	Previously filed as part of the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File No. 333-196096) filed on July 24, 2014 and incorporated herein by reference.

(4)	Previously filed as part of the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File No. 333-196096) filed on July 24, 2014 and incorporated herein by reference.

(5)	Previously filed as part of the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement on Form N-2 (File No. 333-196096) filed on August 18, 2014 and incorporated herein by reference.

ITEM 26. MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee	$193,200
FINRA filing fee	$225,500
Blue sky expenses	$1,475,000
Advertising and sales literature	$400,000
Accounting fees and expenses	$2,000,000
Legal fees and expenses	$2,929,500
Printing and mailing	$5,100,000
Training and Education	$170,000
Due diligence	$1,000,000
Transfer and Escrow agent	$1,475,000

Total	$14,968,200

*	Except for the SEC registration fee and FINRA filing fee, these amounts are estimates.

All of the expenses set forth above shall be borne by the Company to the extent such expenses, together with the organizational expenses of the Company, do not exceed 1.0% of gross proceeds from the offering.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

Immediately prior to this offering, NexPoint Advisors, L.P., a Delaware limited partnership, will own 100% of the outstanding common stock of the Registrant. Following the completion of this offering, NexPoint Advisors, L.P.’s share ownership is expected to represent less than 1% of the Registrant’s outstanding common stock.

See “The Adviser and the Administrator,” “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Holders of Securities” in the Prospectus contained herein.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the approximate number of record holders of the Company’s common stock as of December 10, 2014.

Title of Class	Number of Record Holders
Common stock, par value $0.001 per share	1

ITEM 30. INDEMNIFICATION

As permitted by Section 102 of the General Corporation Law of the State of Delaware, or the DGCL, the Registrant has adopted provisions in its certificate of incorporation, as amended, that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to the Registrant or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

The Registrant’s certificate of incorporation and bylaws provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by the DGCL, subject to the requirements of the 1940 Act. Under Section 145 of the DGCL, the Registrant is permitted to offer indemnification to its directors, officers, employees and agents.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. We have obtained liability insurance for the benefit of our directors and officers.

Notwithstanding the foregoing, and in accordance with guidelines adopted by the North American Securities Administrations Association, the Registrant’s certificate of incorporation prohibits it from indemnifying or holding harmless a director, officer, employee or agent of the Registrant, or any person who is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (which would include, without limitation, NexPoint Advisors, L.P. and its affiliates) unless each of the following conditions are met: (1) the Registrant has determined, in good faith, that the course of conduct that caused the loss or liability was intended to be in its best interest; (2) the Registrant has determined, in good faith, that the party seeking indemnification was acting or performing services on the Registrant’s behalf; (3) the Registrant has determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is NexPoint Advisors, L.P., any of its affiliates, or any officer of the Registrant, NexPoint Advisors, L.P. or an affiliate of NexPoint Advisors, L.P., or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is a director (and not also an officer of the Registrant, NexPoint Advisors, L.P. or an affiliate of NexPoint Advisors, L.P.); and (4) such indemnification or agreement to hold harmless is recoverable only out of the Registrant’s net assets and not from its stockholders.

Furthermore, under the Registrant’s certificate of incorporation, any director, officer, or any other individual, shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (3) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority in which securities of the Registrant were offered or sold as to indemnification for violations of securities laws.

Under the Registrant’s certificate of incorporation, the advancement of company funds to an indemnitee or its affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all the following conditions are satisfied: (1) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Registrant; (2) the party seeking indemnification provides the Registrant with written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met; (3) the legal proceeding was initiated by a third party who is not a stockholder or, if by a stockholder of the Registrant acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and (4) the party seeking indemnification provides the Registrant with a written agreement to repay the amount paid or reimbursed by the Registrant, together with the applicable legal rate of interest thereon, in cases in which the party seeking indemnification is found not to be entitled to indemnification.

The Investment Advisory Agreement provides that, absent misconduct or negligence in the performance of its duties, NexPoint Advisors, L.P. and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering by NexPoint Advisors, L.P. of services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent misconduct or negligence in the performance of its duties, NexPoint Advisors, L.P. and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of services by NexPoint Advisors, L.P. under the Administration Agreement or otherwise as administrator for the Registrant.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which NexPoint Advisors, L.P., and each managing director, director or executive officer of NexPoint Advisors, L.P., is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Company.” Additional information regarding NexPoint Advisors and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC No. 801-75490), and is incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, NexPoint Capital, Inc., 300 Crescent Court, Suite 700, Dallas Texas 75201;

(2)	the Transfer Agent, DST Systems, Inc., 430 W. 7th Street, Kansas City, Missouri 64105;

(3)	the Custodian, State Street Bank and Trust Company, 200 Claredon Street, 16th Floor, Boston, MA 02116; and

(4)	the Investment Adviser, NexPoint Advisors, L.P., 300 Crescent Court, Suite 700, Dallas Texas 75201.

ITEM 33. MANAGEMENT SERVICES

Not Applicable.

ITEM 34. UNDERTAKINGS

1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

2. Not applicable.

3. Not applicable.

4. The Registrant undertakes to:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent posteffective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in its registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. The Registrant undertakes that:

(a) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes that:

in response to comments received by the Registrant from the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission, to the extent that the Registrant has in place a total return swap (“TRS”) and the Registrant intends to take incentive fees with respect to the TRS on a “look through” basis, management of the Registrant will recommend to the Registrant’s Board of Directors (the “Board”) that the Board submit to shareholders, recommend for approval an amendment to revise the Registrant’s Investment Advisory Agreement to provide that, when calculating the incentive fees for a TRS, the fee will be calculated on a “look through” basis. NexPoint Advisors, L.P. will pay any proxy expenses related to the special meeting.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, in the State of Texas, on this 12th day of December 2014.

NEXPOINT CAPITAL, INC.
By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James Dondero	President	December 12, 2014
James Dondero	(principal executive officer)

/s/ Brian Mitts	Vice President and Chief Financial Officer	December 12, 2014
Brian Mitts	(principal financial and accounting officer)

*	Director	December 12, 2014
Bob Froehlich

*	Director	December 12, 2014
John Honis

*	Director	December 12, 2014
Timothy K. Hui

*	Director	December 12, 2014
Terrence O. Jones

*	Director	December 12, 2014
Ethan Powell

*	Director	December 12, 2014
Bryan A. Ward

* By:	/s/ Brian Mitts
Name: Brian Mitts Title: Attorney-in-fact